As filed with the Securities and Exchange Commission on December 12, 2007.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

GLAXOSMITHKLINE PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

England and Wales

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing ordinary shares of GlaxoSmithKline plc	500,000,000 American Depositary Shares	$5.00	$25,000,000	$767.50

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-7468).

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 18, 19 and 21
(iii) The collection and distribution of dividends	Articles number 4, 14, 15, 18 and 21
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 13, 18, 19 and 21
(v) The sale or exercise of rights	Articles number 15, 18 and 21
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 14, 15, 18, 20 and 21
(vii) Amendment, extension or termination of the deposit agreement	Articles number 23 and 24
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 13
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 19, 21 and 26

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 13

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.(1)

Form of Amended and Restated Deposit Agreement dated as of ____________, 2007 among Glaxo SmithKline plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1(1).

a.(2)

Form of Amended and Restated Deposit Agreement dated as of December 27, 2000 among Glaxo SmithKline plc, Glaxo Wellcome plc, SmithKline Beecham plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1(2).

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 12, 2007.

Legal entity created by the agreement for the issuance of depositary shares representing  ordinary shares of GlaxoSmithKline plc.

By:

The Bank of New York,

As Depositary

By:

/s/ Keith G. Galfo

Name:  Keith G. Galfo

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, GaxoSmithKline plc has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in England, on December 12, 2007.

GLAXOSMITHKLINE PLC

By:  /s/ Simon Michael Bicknell
Name:  Simon Michael Bicknell

Title:   Company Secretary

Each person whose signature appears below hereby constitutes and appoints Donald Parman, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto said attorney full power to act, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorney may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 12, 2007.

/s/ Sir Christopher Gent

Non-Executive Chairman and Director

Sir Christopher Gent

/s/ Dr. Jean-Pierre Garnier

Chief Executive Officer and Director

Dr. Jean-Pierre Garnier

(principal executive officer)

/s/ Julian Heslop

Chief Financial Officer and Director

Julian Heslop

(principal financial and accounting officer)

/s/ Lawrence Culp

Non-Executive Director

Lawrence Culp

/s/ Sir Crispin Davis

Non-Executive Director

Sir Crispin Davis

/s/ Sir Deryck Maughan

Non- Executive Director

Sir Deryck Maughan

/s/ Sir Ian Prosser

Senior Independent Non-Executive Director

Sir Ian Prosser

/s/ Dr. Ronaldo Schmitz

Non-Executive Director

Dr. Ronaldo Schmitz

/s/ Monclef Slaoui

Chairman, Research & Development and Director

Monclef Slaoui

/s/ Dr. Daniel Podolsky

Non-Executive Director

Dr. Daniel Podolsky

/s/ Tom de Swaan

Non-Executive Director

Tom de Swaan

/s/ Sir Robert Wilson

Non-Executive Director

Sir Robert Wilson

/s/ Donald Parman

Authorized representative in the

Donald Parman

United States

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1(1)

Form of Amended and Restated Deposit Agreement dated as of __________, 2007, among GlaxoSmithKline plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Shares issued thereunder.

1(2)

Form of Amended and Restated Deposit Agreement dated as of December 27, 2000 among GlaxoSmithKline plc, Glaxo Wellcome plc, SmithKline Beecham plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.